This year, out of an abundance of caution, in response to the continuing public health impact of the outbreak of the novel coronavirus, also known as COVID-19 (“COVID-19”), and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will be holding our meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate in the meeting online regardless of their geographic location. When Thursday, June 3, 2021 4:00 p.m. (Eastern Time) Where Virtual-only meeting via live audio webcast online at https://web.lumiagm.com/467223775 Password: algonquin2021 (case sensitive) Notice of annual meeting of common shareholders of Algonquin Power & Utilities Corp. Business of the annual meeting of common shareholders At the meeting, shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) will be asked to: 1. Receive the financial statements of the Corporation as at and for the year ended December 31, 2020, and the report of the auditors on the statements; 2. Re-appoint Ernst & Young LLP as the auditors of the Corporation for the ensuing year; 3. Elect directors for the ensuing year; 4. Consider and, if thought fit, pass an advisory resolution (the full text of which is set out in Schedule “A” to the accompanying management information circular) approving the Corporation’s approach to executive compensation, as further described in the management information circular; and 5. Consider any other business that may be properly brought before the annual meeting of common shareholders or any adjournment thereof. By order of the Board of Directors, Kenneth Moore, Chair of the Board of Directors April 15, 2021